UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2023

(Report No. 5)

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On April 27, 2023, Brenmiller Energy Ltd. (the “Company”) received a notice of termination dated April 27, 2023 (the “Notice”) from Philip Morris Romania S.R.L. with respect to that certain Master Supply and Services Agreement, effective December 1, 2021, between Philip Morris Products S.A. and the Company (the “Master Supply and Services Agreement”), as well as that certain Local Service Agreement, effective February 28, 2022, between Philip Morris Romania S.R.L. and the Company (the “Local Service Agreement”). The Notice terminated the Local Service Agreement effective June 26, 2023, commensurate with the 60-day termination notice requirement under the terms of the Local Service Agreement. The Company will have no further obligations under the Local Service Agreement after the date of the termination.

The Notice has no effect on the Master Supply and Services Agreement with Philip Morris Products S.A., which remains fully in force and unchanged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: April 28, 2023	By:	/s/ Avraham Brenmiller
		Name:	Avraham Brenmiller
		Title:	Chief Executive Officer